December 14, 2022

Inessa Kessman
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: Confirmation of Extension of Time | File No. 001-32600

Dear Ms. Kessman:

This letter is to confirm the Commission’s extension of time for Tucows, Inc. to respond to your correspondence of December 14, 2022. Specifically, I requested, and you graciously granted, an extension of an additional ten (10) business days, up to and including Friday, January 13, 2023.

Thank you for your courtesy in this matter, and we look forward to responding to the Commission’s letter in the new year.

Very truly yours, /s/ Bret Fausett Bret A. Fausett Chief Legal Officer cc: Davinger Singh, CFO, Tucows